FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
Mobile 082 493 1377

Reidwaan Wookay
Tel   +27 11 644-2665
Fax   +27 11 484-0639
Mobile 084 878 4566

Mining and Processing Suspended at All South African Operations

Johannesburg, Friday, January 25, 2008: Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) reports all mining activities have been suspended at its South African Operations.

This is due to Eskom requesting their Key Industrial Consumers (KIC) of which Gold Fields is one, to reduce its consumption to the minimum load possible. This communication was received yesterday evening.

A decision was taken to put no shifts down last night and no shifts were put down this morning. Eskom has indicated that "KIC loads will be reduced to 'survival levels' or switched out totally for the next two to four weeks."

"This will have a serious effect on the South African operations and will negatively affect our gold production. The South African Operations produce approximately 7000 ounces per day. We are looking at ways to continue operations and will work closely with Eskom to try and resolve this problem" said Ian Cockerill, Chief Executive Officer of Gold Fields.

ends

Enquiries
Willie Jacobz
Tel: 011-644-2460
Mobile: 082 493 1377

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields' operations are ISO14001 certified. For more information please visit the Gold Fields website at www.goldfields.co.za.

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer), K Ansah[#], N J Holland[†] (Chief Financial Officer), J G Hopwood, G Marcus, J M McMahon[†], D N Murray, D M J Ncube, R L Pennant-Rea[†], P J Ryan, C I von Christierson
[†]British, [#]Ghanaian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 25 January 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs